

**Sime Darby Berhad**
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 AUG 11 AM 7:21



03029130

11th August 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

**SIME DARBY BERHAD : FILE NO. 82-4968**

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to Related Party Transaction - Sub-contract between Sime SembCorp Engineering Sdn. Bhd. and SMOE Pte. Ltd. - released on 11th August 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

ggk/jg/SC-ADR-Announcement/hd





Form Version 2.0

## General Announcement

Ownership transfer to S DARBY/EDMS/KLSE on 11-08-2003 05:04:50 PM
Submitted by S DARBY on 11-08-2003 05:14:14 PM
Reference No SD-030627-42B6C

| | | |
|---|---|---|
| | Submitting Merchant Bank (if applicable) | : |
| | Submitting Secretarial Firm Name (if applicable) | : |
| * | Company name | : **SIME DARBY BERHAD** |
| * | Stock name | : **SIME** |
| * | Stock code | : **4197** |
| * | Contact person | : **Nancy Yeoh Poh Yew** |
| * | Designation | : **Group Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Related Party Transaction**
**Sub-contract between Sime SembCorp Engineering Sdn. Bhd. and SMOE Pte. Ltd.**

* **Contents :-**

Pursuant to Paragraph 10.08 of the Listing Requirements of the Kuala Lumpur Stock Exchange, Sime Darby Berhad ("Sime Darby") wishes to announce that its 70%- owned subsidiary, Sime SembCorp Engineering Sdn. Bhd., ("SSE") had on 9th August 2003 entered into a sub-contract with SMOE Pte. Ltd. for the sub-contract by SMOE Pte. Ltd. to SSE of the works for the substructure for the Bongkot Field Development Project, located offshore in the Gulf of Thailand.

SSE's principal activity is the provision of engineering, fabrication and construction services to the oil & gas industry. SSE's works under the abovementioned sub-contract involves the construction, engineering and engineering support, procurement of material, fabrication of the substructure and piles, and load- out and seafastening of the substructure. The sub- contract, valued at US$7,613,780, is expected to be completed by August 2004.

SMOE Pte. Ltd. is a wholly-owned subsidiary of SembCorp Utilities Pte. Ltd., which holds 30% of the equity of SSE. Mr. Tang Kin Fei, Ms. Maureen Ong Lee Keang and Mr. Masillamoney Paul Premraj are nominee directors of SembCorp Utilities Pte. Ltd. on the Board of SSE. The number of shares and options over shares held by them in SembCorp Industries Limited, the immediate holding company of SembCorp Utilities Pte. Ltd., which is listed on the Singapore Stock Exchange, as a percentage of the entire issued share capital of SembCorp Industries Limited, is negligible.

The Board of Sime Darby is of the opinion that the sub-contract is in the best interests of the Sime Darby Group. The sub-contract is not subject to the approval of the shareholders of Sime Darby or any relevant government authorities.

The sub-contract is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. Apart from the abovementioned interests, none of the directors or substantial shareholders of Sime Darby or persons connected to them has any interests, direct or indirect, in the said sub-contract.

This announcement is dated 11th August 2003.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**